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SEP 16 2022

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SEC FILE NUMBER
8-19273

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2021 (MM/DD/YY) AND ENDING 05/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stoever Glass & Co., Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael F. Carrigg (Name) 212 952 1930 (Area Code – Telephone Number) mcarrigg@stoeverglass.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROWE LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

September 3, 2003 (Date of Registration with PCAOB)(if applicable) 173 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMB

[redacted]

OATH OR AFFIRMATION

I, Michael F. Carrigg, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stoever Glass & Co., Inc., as of May 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of New York County of New York

Subscribed and sworn to (or affirmed) before me on this 15th day of September, 2022 by Michael F. Carrigg.

Notary Public Signature

Notary Public

YOSEF FARZAN
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Queens County
01FA6347470
MY COMMISSION EXPIRES September 6, 2024

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION

MAY 31, 2022

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2022

Table of Contents

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
of Stoever Glass & Co., Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stoever Glass & Co., Inc (the "Company") as of May 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of May 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Stoever Glass & Co., Inc.'s auditor since 2016.

New York, New York
September 15, 2022

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2022

ASSETS

Cash	$	218,201
Securities owned, at fair value		10,276,961
Interest receivable		88,015
Due from affiliates (net of allowance for credit losses of $4,668,000)		-0-
Due from employees		259,589
Right of use lease assets		3,338,660
Other assets		233,926
TOTAL ASSETS	$	14,445,352

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold, not yet purchased, at fair value	$	732,892
Due to clearing broker		5,705,102
Accounts payable and accrued expenses		244,043
Lease liabilities		3,582,216
Payroll Protection loan (Note 8)		577,000
Subordinated loan payable to stockholder		3,000,000
Total liabilities		13,841,253
Stockholder's equity:		
Common stock - $10 par value; 1,000 shares authorized, 500 shares issued		5,000
Additional paid-in capital		7,306,850
Accumulated deficit		(6,687,751)
Total stockholder's equity		624,099
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,445,352

See accompanying notes to financial statement.

NOTE 1. ORGANIZATION AND OPERATIONS

Stoever, Glass & Co., Inc. (the "Company"), a New York corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Stoever Glass Holding Company, Inc.("the Parent")

The Company effects trades primarily in state and municipal obligations and corporate debt securities, both on a proprietary basis and on behalf of its customers, which include both institutions and individuals. The Company clears its transactions on a fully disclosed basis through Pershing LLC.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported based upon available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided.

Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.* Management believes that the estimates utilized in valuing securities at fair value are reasonable and prudent.

Fair value measurements
The Company follows the guidance in FASB ASC 820. Using that guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment. Under this standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Furniture, fixtures and equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation for furniture, fixtures, and equipment is recorded on a straight-line basis using a maximum life of five years.

Income taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company uses the asset and liability method of accounting for income taxes pursuant to FASB ASC 740. Under the asset and liability method of FASB ASC 740, deferred tax assets and liabilities shall be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 336-20, Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past event, current conditions, and reasonable and supportable forecasts.

The Company records the estimate for expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. As a result, the financial statements reflect the net amount expected to be collected. The establishment and changes of the allowance for credit losses is reported as a provision for credit loss expense on the statement of operations.

Subordinated Debt and Related Interest Expense

Interest expense on Subordinated debt is accrued and incurred per the terms of the executed agreement. Interest payments are made annually.

Notes Receivable from Employees

From time to time, the Company issues loans to employees. Some of these loans are nonnegotiable and forgiven over a predetermined period of time on a schedule determined by the Company, as long as the employee remains employed by the Company. Periodic forgiveness of the principal and interest amounts is included in Salaries, commissions and employee benefits on the statement of operations, and it appears as noncash compensation to the employee in each monthly paycheck. The outstanding loans becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and the recoverability of an outstanding loan balance from employees that left the Company. There is no allowance against notes receivable from employees, as the Company believes that all amounts are fully collectible.

NOTE 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions through its clearing broker. The Company's transactions are collateralized and are executed with and on behalf of bank, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company has agreed to indemnify its clearing broker for losses they may sustain from customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at May 31, 2022. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

Since substantially all of the Company's securities are held in accounts at its clearing broker and substantially all of its operations are conducted through the clearing broker, the Company is subject to the credit risk of the clearing broker.

The Company places substantially all of its cash, which may at times be in excess of Federal Deposit Insurance Corporation insurance limits, with one major financial institution.

NOTE 4. DUE TO CLEARING BROKER

Due to clearing broker primarily includes proceeds from securities sold short, net receivables and payables for unsettled transactions. The Company has a $100,000 deposit with the clearing broker that is included in Other Assets and Interest Receivable of $88,015 from the clearing broker. The Company's trades are cleared through the clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain of the Company's securities owned. The Company owes interest on amounts due to the clearing broker at a rate of 1% above the clearing broker's base lending rate.

NOTE 5. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consisted of the following at May 31, 2022:

Equipment	$ 401,443
Furniture and fixtures	128,301
	529,744
Less accumulated depreciation	(529,744)
Furniture, fixtures and equipment, net	$ -0-

NOTE 6. LEASES

Lease agreement

The Company enters into leases in the normal course of business primarily for its New York office and Florida branch office. The Company's leases have remaining terms ranging from five to seven years, some of which may include renewal or termination options to extend the lease and some of which include options to terminate the lease. . The Company's leases do not include residual value guarantees or covenants. The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original lease terms of 12 months or less (short-term leases) on the Company's balance sheet.

Leases are classified as operating or finance leases at the lease commencement. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is approximately 4% based on the historical rates of previous loans adjusted for the lease term and other factors. Future minimum undiscounted lease payments with a term of one year or more at May 31, 2022 are as follows:

Year ending May 31,	
2023	$ 713,078
2024	732,149
2025	760,723
2026	781,148
2027	811,104
2028	136,801
Total undiscounted lease payments	3,935,003
Less imputed interest	(372,787)
Net lease liabilities	$ 3,562,216

NOTE 6. LEASES(Continued)

The Company's weighted average life of its leases is approximately five years. The weighted average discount rate used was 4%.

NOTE 7. COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

The Company is subject to various legal, regulatory, and other proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of such matters will not have a material adverse effect on the Company's statement of financial condition.

On May 29, 2021, the Company's CEO and majority shareholder of the Parent passed away. Consequently, under the terms of a pre-existing shareholder agreement established in 2005, the CEO's shares in the Parent were transferred to his estate and another shareholder assumed the responsibilities of the CEO ("Successor CEO"). Additionally, the subordinated loan previously held by the CEO was transferred to his estate and remains outstanding. On November 30, 2021, the Successor CEO passed away, and the Successor CEO's shares in the Parent were transferred to his estate. The remaining active shareholder of the Parent assumed responsibilities as CEO ("2nd Successor CEO") and was appointed the sole Director of the Parent by the representatives of the estates of the CEO and Successor CEO. The 2nd Successor CEO's shares in the Parent account for approximately 11% of the total outstanding shares while the estates of the CEO and Successor CEO account for approximately 63% and 26%, respectively. The Company experienced significant business disruption and adverse operating effects as a result of the CEO and Successor CEO's untimely deaths.

The 2nd Successor CEO/Director and management plan to continue the Company's operating activities, and have implemented the following operational changes during the current fiscal year to alleviate uncertainty regarding the Company's ability to continue as a going concern:

* Reorganized management structure and oversight responsibilities.
- Reduced the Company's securities inventory balance to mitigate inventory risk and to increase the liquidity of the Company.
- Obtained an extension on the maturity date of the subordinated loan for a new maturity date in July 2024, and the Company is not required to make payments on the loan until that date.
- Reduced certain operating expenses including occupancy and utilities, advertising, and dues and subscriptions.

  Reduced the amount of funds advanced to affiliates for assisting in financing their operations, to the extent that these funds can be repaid in a reasonable period of time (see Note 11).

Management is continuously evaluating its operating plans and believes that the Company will not continue to be materially adversely affected, however it is possible that the operations and business results of the Company could continue to be impacted depending on the implementation and efficacy of these operating plans

NOTE 8. DEBT

Paycheck Protection Program

The Company was granted a Paycheck Protection Program loan ("PPP") of $577,000 under The Coronavirus Aid, Relief, and Economic Security Act ("CARES") act during the year ended May 31, 2020 and has a maturity date of May 3, 2022 with and interest rate of 1%, payable monthly commencing November 3, 2020, if not forgiven. At least 60% of the loan proceeds must be used for payroll purposes during the twenty-four weeks after the loan was granted for the principal and interest to be forgiven. The Company intends to use the entire amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES act. The financial liability will be derecognized when repaid or, if forgiven, and recorded as a gain on extinguishment of debt when legal release is granted by the SBA or lender.. As of the date of these financial statements the PPP loan is still pending forgiveness from the SBA, and is past due. Under the terms of the PPP loan, when the maturity date has passed, the lender has the right to require immediate payment of all amounts owing under the PPP loan, collect all amount owing from the borrower, or file suit and obtain judgment. However, as of the date of these financial statements the SBA has not asserted any of these rights and the Company is still in the process of applying for forgiveness.

NOTE 9. INCOME TAXES

The components of the deferred income taxes as of May 31, 2022 are as follows:

Deferred income tax asset:	
Net operating loss carry forwards	$3,697,172
Charitable contributions carryforward	3,436
Fixed asset depreciation	956
Bad debts	1,082,914
Lease liabilities	857,426
Deferred income tax liability:	
Right of use assets	(803,617)
Valuation allowance	(4,838,287)
Net deferred tax asset (liability)	$ -0-

The Company's federal, state and local net operating loss carryforwards of $37,026,214 will begin to expire in 2035 if not utilized.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and local jurisdictions. With few exceptions, the Company is no longer subject to Federal, state or local income tax examinations by taxing authorities for tax years before 2018.

NOTE 10. EMPLOYEE RETIREMENT PLANS

Substantially all of the Company's employees may elect to defer a portion of their annual compensation pursuant to the Company-sponsored 401(k) tax-deferred savings plans. The Company also maintains a defined-contribution profit-sharing plan. Contributions to this plan are at the discretion of management.

NOTE 11. RELATED-PARTY TRANSACTIONS

As part of the Company's compensation plan, the Company has made forgivable cash loans to certain employees which will be forgiven over a period of up to six years. At May 31, 2022, the balance of forgivable cash employee loans was $259,589.

On July 27, 2021, its principal renewed a FINRA approved unsecured subordinated loan to the Company in the amount of $3,000,000 for one year bearing interest at 2 1/2%. Interest paid to stockholder was $75,000 for the year ended May 31, 2022. The subordinated loan was renewed on July 27, 2022 with the same terms as the previous loan.

During the year ended May 31, 2022, the Company advanced $2,796,865 to affiliates. At May 31, 2022, the balance due from affiliates for financing their operations was $4,668,000.

The Company estimates an allowance for credit losses on amounts due from affiliates based on historical collectability, and the estimated amount and timing of future payments expected to be received for the balance outstanding as of the reporting period. The allowance for credit loss of $4,668,000 was recorded as of May 31, 2022 for the total balance outstanding that exceeded expected principal payments. The Company continually reviews the affiliates' current conditions, historical collectability, and supportable forecasts to estimate credit losses.

NOTE 12. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day. At May 31, 2022, the Company had net capital of approximately $2,335,718 which was approximately $2,235,718 in excess of its minimum net capital requirement of $100,000. The Company's percentage of aggregate indebtedness to net capital was 44.72% as of May 31, 2022.

NOTE 13. FAIR VALUE MEASUREMENTS

Assets and liabilities are measured at fair value based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

Equity securities-Common stock are included in Level 1 as they are valued at quoted market prices. U. S. Government securities, State and municipal bonds, Corporate bonds and Private label securities owned are included in Level 2 of the fair value hierarchy due to their limited market activity. The valuation technique is a market approach that includes prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. During the year ended May 31, 2022, there were no transfers between levels of the fair value hierarchy.

NOTE 13. FAIR VALUE MEASUREMENTS(Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of May 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock	$ 358,265	$ -	$ -	$ 358,265
U. S. Government Securities, at fair value	-	2,915,715	-	2,915,715
State and Municipal bonds, at fair value	-	4,068,522	-	4,068,522
Private label	-	111,936	-	111,936
Corporate bonds, at fair value:				
Manufacturing		173,701		173,701
Metals & Mining	-	252,734	-	252,734
Aerospace	-	286,258	-	286,258
Telecom	-	700,027	-	700,027
Financials	-	349,389	-	349,389
Consumer services	-	438,944	-	438,944
REIT	-	25,345	-	25,345
Pharmaceuticals	-	137,273	-	137,273
Transportation	-	298,010	-	298,010
Home	-	114,985	-	114,985
Auto	-	22,650	-	22,650
Insurance	-	53,207	-	53,207
	-	2,852,523	-	2,852,523
TOTAL	$ 358,265	$ 9,948,696	$ -	$ 10,306,961
Liabilities:				
U.S. Government securities sold, not yet purchased, at fair value	-	433,625	-	433,625
Corporate bonds sold, not yet purchased, at fair value:				
Transportation	-	44,641	-	44,641
Consumer services	-	254,626	-	254,626
	-	299,267	-	299,267
Total	$ -	$ 732,892	$ -	$ 732,892